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[VIVENDI LOGO]

                  FRAUDULENT INTERFERENCE IN THE VOTING SYSTEM
                            AT THE VIVENDI UNIVERSAL
                     SHAREHOLDERS MEETING ON APRIL 24, 2002


PARIS, APRIL 26, 2002 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE:V] today checks carried out on the electronically recorded votes at the April 24 Vivendi Universal Shareholders Meeting have revealed corroborating indicators of the systematic malfunction of the voting machines of the main shareholders.

This malfunction is in all likelihood due to piracy of the voting system.

This manipulation of the votes makes it necessary to hold a new Shareholders Meeting in order to collect a reliable vote on the resolutions that were put to the meeting on April 24. The new meeting will be called as soon as possible.

Vivendi Universal will be filing a claim so that legal action can be taken against those responsible for the piracy.

VIVENDI UNIVERSAL - COMPANY DESCRIPTION:

A consumer-focused, performance-driven and values-based global media and communications company, Vivendi Universal is positioned to be the world's preferred creator and provider of entertainment, education and personalized services to consumers anywhere, at any time, and across all distribution platforms and devices.

Combining the rich global and local content of its Music, Publishing and TV & Film units, the company leverages the strength of its market-leading brands and products through a broad array of state-of-the-art interactive distribution channels and platforms provided by its Telecommunications and Internet units.

CONTACTS :

MEDIA RELATIONS:
Antoine Lefort
+33 (1).71.71.1180
Alain Delrieu
+33 (1).71.71.1086
NEW YORK
Anita Larsen
+(1) 212.572.1118
Mia Carbonell
+(1) 212.572.7556